GIOVANNI CARUSO Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

October 7, 2024

Pearlyne Paulemon
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Cactus Acquisition Corp. 1 Limited Preliminary Proxy Statement on Schedule 14A Filed September 27, 2024 File No. 001-40981

Dear Ms. Paulemon:

On behalf of our client, Cactus Acquisition Corp. 1 (the “Company”), we hereby provide a response to the comments issued in a letter dated October 3, 2024 (the “Staff’s Letter”) regarding the Preliminary Proxy Statement on Schedule 14A. Contemporaneously, we are filing a revised Preliminary Proxy Statement on Schedule 14A via Edgar (the “Amended Proxy Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Proxy Statement, we have responded, on behalf of the Company, to the comment set forth in the Staff’s Letter. The numbered paragraph set forth below responds to the Staff’s comment and corresponds to the numbered paragraph in the Staff’s Letter.

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A limited liability partnership including professional corporations

October 7, 2024 Page 2

Preliminary Proxy Statement on Schedule

14A Risk Factors

If we continue our life beyond 36 months from the closing of our IPO. . ., page 13

1.

We note your disclosure that you are seeking to extend your termination date to a date beyond 36 months after your IPO, and that Nasdaq will delist your securities thereafter. Please revise to disclose the applicable Nasdaq rule, clearly explain that the proposal to extend your deadline with the new termination date does not comply with this rule, or advise, and expand on the material consequences to you and your shareholders of being delisted from The Nasdaq Global Market, including whether being listed is a closing condition to your proposed merger transaction or if being delisted would otherwise permit the counterparty to terminate the merger agreement.

Response: The Company has revised the disclosure on page 13 of the Amended Proxy Statement in accordance with the Staff’s comment.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner